Real Transforms Agent and Client Interactions with AI-Powered
Virtual Concierge Leo

Leo, Real's AI-powered virtual concierge, will now proactively suggest tools and create personalized content for 22,000 agents; Real also previews Leo for Clients

TORONTO & NEW YORK - Oct. 22, 2024 - The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers and sellers, kicked off RISE 2024-Real's signature annual agent conference-by unveiling Leo CoPilot, an innovative, proactive enhancement of its AI-powered virtual assistant for agents. Leo CoPilot will serve as an agent command center, anticipating each agent's unique needs and providing personalized support. More than just a reactive tool, Leo CoPilot will become the main interface agents use to manage reZEN, Real's proprietary software platform, transforming how they run their businesses and boosting productivity.

Real also unveiled Leo for Clients, scheduled for launch in 2025. This tool redefines client-agent interactions by allowing direct communication with Leo via standard SMS and iMessage. By handling routine inquiries with instant responses, Leo for Clients enhances the client experience, allowing agents to manage their time more effectively, reduce operational costs and focus on strategic efforts and relationship building.

"Technology is the backbone upon which Real was built, and we continue to push the limits when it comes to leveraging artificial intelligence to deliver solutions that provide our agents and their clients with a strategic advantage," said Real Chairman and CEO Tamir Poleg. "Leo has been a game-changer since Day 1, and its new CoPilot capabilities will further transform how Real agents operate. Combined with Leo for Clients, we are making significant strides toward our mission of simplifying one of life's most challenging transactions."

Real was the first brokerage to offer an AI assistant that delivers tailored, context-aware responses, going beyond generic, automated answers. Powered by GPT technology and advanced machine learning, Leo is fully integrated with Real's award-winning transaction management platform, reZEN. Since launching in summer 2023, Leo has handled over 180,000 context-specific inquiries, providing agents with instant, relevant support. By continuously learning from past interactions and anticipating each agent's future needs, Leo significantly reduces the company's reliance on support teams.

"We've always envisioned a world where Leo will take the initiative, proactively creating personalized marketing assets and daily playbooks to supercharge our agents' productivity,"  said Real Chief Technology Officer Pritesh Damani. "That vision is now a reality. Real agents now have a personal assistant that starts each day with a customized game plan-and takes charge of executing it."

Leo CoPilot - The Next Level

Leo has been revamped with a fresh design and is now fully integrated with Real's marketing and education platforms-including President Sharran Srivatsaa's complete on-demand coaching library for tactical agent education. Some of its key enhancements include:

● Integration with the Real Design Center: Leo CoPilot leverages MLS data to proactively create sleek, branded content, whether it's a "Just Sold" post or a new listing announcement, delivered at just the right time. It automates marketing by generating ready-made materials that agents can review and approve with just one click before sending them out.

● Tailored Training On Demand: Through its integration with Real Academy, Leo CoPilot gives agents instant access to Real's entire catalog of training sessions and workshops.  It can even retrieve specific information from recorded presentations, pinpointing exactly the right moments to provide relevant insights.

● Automated Broker Review: Leo CoPilot automatically scans documents for errors before they are sent to brokers, providing real-time feedback to agents on contracts.  This helps to minimize back-and-forth communication and ensures smoother transactions.

● Explain My Payout: Once a transaction is closed, Leo CoPilot offers agents a detailed breakdown of their payout-even before the payment is made-at the push of a button.

Leo for Clients

Building on the same concept as Leo CoPilot, Leo for Clients will offer 24/7 access to property information and services through a dedicated phone line for each agent. At launch, clients will be able to interact with Leo for Clients via text message, enabling them to:

● Receive recommendations for available properties based on their search criteria

● Access open house information

● Schedule tours upon request

● Initiate a mortgage application

"Leo for Clients is more than just a tool; it's a game-changing leap forward in how agents connect with their clients," said Real President Sharran Srivatsaa. "By automating routine tasks and providing instant, personalized service, we empower agents to focus on what truly matters-building relationships and closing deals. This represents the future of real estate-seamless, efficient and client-centered-and we are proud to lead the charge."

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 22,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents and Real's expected timeline to release new products and services.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, the ability to successfully release new products and services, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and those risk factors discussed under the heading "Risk Factors'' in the Company's Annual Information Form dated March 14, 2024, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221